UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:      000-53560

OCTAGON 88 RSOURCES, INC.
(Exact name of registrant as specified in its charter)

Hochwachtstrasse 4 Steinhausen Switzerland 6312 Tel: 41 79 237 6218
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common stock, $0.0001 par value
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(l)                            ☒
Rule 12g-4(a)(2)                          ☐
Rule l2h-3(b)(l)(i)                        ☐
Rule l2h-3(b)(l)(ii)                       ☐
Rule l5d-6                                    ☐

Approximate number of holders of record as of the certification or notice date:   61

Pursuant to the requirements of the Securities Exchange Act of 1934 Octagon 88 Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   March 31, 2017                                      By:   /s/ Guido Hilekes, CEO, President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)

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